File No. 70-7674

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

              FIFTH CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            National Fuel Gas Company
                               10 Lafayette Square
                             Buffalo, New York 14203

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                            NATIONAL FUEL GAS COMPANY

                    (Name of top registered holding company)

                                  A. M. Cellino
                                    Secretary
                            National Fuel Gas Company
                               10 Lafayette Square
                             Buffalo, New York 14203

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this declaration to:

                              Kyle G. Storie, Esq.
                               10 Lafayette Square
                             Buffalo, New York 14203


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                                       -2-

              Applicant, National Fuel Gas Company (the "Company"), filed a Post-Effective Amendment to a Declaration on Form U-1 under the Public Utility Holding Company Act of 1935 (the "Act") relating to the issuance and sale from time to time by the Company, through December 31, 1999, of up to 2,000,000 shares of its authorized but unissued common stock, $1 par value (the "Additional Common Stock"), pursuant to two employee benefit plans, the National Fuel Gas Company Tax-Deferred Savings Plan (the "TDSP") and the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees (the "Non-Union TDSP").

              On November 30, 1994, the Securities and Exchange Commission issued a Supplemental Order granting and permitting the Declaration, as amended, to become effective.

              The Company hereby certifies that 9,600 shares and 21,900 shares, respectively, of the Additional Common Stock were issued and sold under the TDSP and the Non-Union TDSP, respectively, on the dates indicated below, in accordance with the terms and conditions and for the purposes represented by the Declaration, as amended, and in accordance with the aforesaid Supplemental Order of the Securities and Exchange Commission with respect thereto.

                                            Shares Issued
                                      -------------------------
                                                      Non-Union
           Date                        TDSP             TDSP
           ----                        ----           ---------

         10/17/96                      2,300            8,600
         10/18/96                      3,300            5,200
         11/18/96                      2,000            4,100
         12/12/96                      2,000            4,000
                                       -----           ------
                                       9,600           21,900


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                                       -3-

                                    SIGNATURE

              Pursuant to the requirements of the Act, the Company has duly caused this certificate to be signed on its behalf in the City of Buffalo and State of New York on the 6th day of January, 1997.

                                        NATIONAL FUEL GAS COMPANY



                                        By: /s/Joseph P. Pawlowski
                                           ------------------------------------
                                            Joseph P. Pawlowski
                                            Treasurer and
                                            Principal Accounting Officer